UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This Amendment is filed to replace the existing Exhibit A with updated reviewed financials.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

The Axle Workout Inc.

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  November 21, 2016

Physical Address of Issuer:

17 Chittenden Avenue, 5D, New York, NY 10033, United States

Website of Issuer:

https://www.theaxleworkout.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 28, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$569,863	$289,237
Cash & Cash Equivalents	$41,409	$21,343
Accounts Receivable	$6,310	$0
Short-term Debt	$112,876	$79,218
Long-term Debt	$515,259	$157,567
Revenues/Sales	$680,196	$262,723
Cost of Goods Sold	$355,530	$117,797
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(110,724)	$(37,309)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 14, 2021

The Axle Workout Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

The Axle Workout Inc. ("**Axle,**", the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 28, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative

Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.theaxleworkout.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/axle-workout

The date of this Form C is December 14, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Axle Workout Inc. is an on-line strength, fitness and training exercise website, incorporated in Delaware as a corporation on November 21, 2016.

The Company is located at 17 Chittenden Avenue, 5D, New York, NY 10033.

The Company's website is https://www.theaxleworkout.com.

The Company is headquartered and in the process of qualifying to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/axle-workout and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$107,000 +
Offering Deadline	March 28, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, such as that which occurred with COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we operate, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited but growing sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new

products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Additionally, the supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on Andrew Page, our Chief Executive Officer, Bill Colbert, our Chief Revenue Officer, and Anuj Patel, our Chief Operating Officer. The Company does not have employment agreements with these executive officers and there can be no assurances that it will do so or that any or all of these executive officers will continue to be employed by the Company for a particular period of time. Moreover, our executive officers are involved with other initiatives and may not devote their full time to the Company. The loss of any or all of these executives, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C/A have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information

over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company's headquarters are located in the State of New York. The Company is not currently qualified to conduct business in New York and is in the process of applying for qualification. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest

from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event

the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.

If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Axle Workout Inc. makes a collapsible Olympic-style barbell for use at home for strength training and offers its customers both on-demand and live workouts. We also offer comprehensive nutrition coaching to aid and assist our customers to make life changing body transformations. Our mission is to bring affordable, accessible and adaptable strength training to people everywhere.

Business Plan

The Company plans to significantly expand its business by increasing marketing and investing in research and development of its new V2 Smart Barbell. The Company expects to achieve profitability by the end of 2023. The capital we raise here will empower us to expand our product development, increase inventory and sales and marketing efforts as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Axle Barbell	First ever collapsible Olympic style barbell	Sold direct to consumers
The Axle Bundle	The Axle Barbell plus accessories which include 5 lb. weights, foot anchors, strength band and tote bag	Sold direct to consumers
Axle Live	Premium on demand workouts and live small group training. Follow a guided 30 minute workout led by an Axle-certified instructor, or workout with a live instructor by Zoom	Sold direct to consumers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, technology, performance and value are also important differentiating factors.

The key competitors for the Company's products and services are (i) Peloton, which is a live and on demand cycle, strength training, yoga and overall fitness routine from the comfort of home; (ii) Echelon, which is a live or on demand streaming community of riders training together from home; (iii) Tonal, which is an on demand strength training workout that uses Tonal A.I. that automatically sets and adjusts to customize your workout; (iv) Mirror, which is a nearly invisible interactive home gym using a smart mirror; and (v) Tempo.fit, which is an interactive smart home gym using 3D sensors to track your motion, count your repetitions and improve form.

Customer Base

Axle sells its products and services directly to consumers. Axle has found an exceptional product market fit with females age 25-54. The first subset of this group are self-starters who have a home gym or who previously used to workout in a gym but now prefer to do strength training from home due to its convenience. The second subset are those individuals who are looking to make a body transformation and see strength training as a means to convert fat into lean muscle thereby improving their overall health.

Supply Chain

The Company uses third party vendors to manufacture its products, both in the U.S. and internationally. The Company has access to alternate service providers in the event its current third party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5459218*	AXLE	Standard Character Mark- Physical fitness equipment, namely, weight bar with detachable weights	October 5, 2016	February 13, 2018	USA

*This trademark was originally registered to Vitals LLC, which is owned by Andrew Page, the CEO of the Company, and Anuj Patel, the COO of the Company. The Company entered into a Trademark Assignment Agreement, dated September 25, 2021, to transfer ownership of the trademark to the Company. The Company is in the process of registering this ownership change with the United States Patent and Trademark Office.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the axleworkout.com and theaxleworkout.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Inventory (1)	60%	$15,000	50%	$535,000
Product Development (2)	10%	$2,500	20%	$214,000
Marketing- Growth and Content (3)	24%	$6,000	24%	$256,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use a portion of the proceeds to purchase additional inventory to meet current rising demand.

(2) We will use proceeds to fund the development of our prototype V2 Smart Barbell.

(3) Our marketing efforts will focus on expanding our e-commerce marketing team and reach, growth marketing using paid search and social media and use of an agency marketing group to produce content marketing and increase organic growth to our website.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Page	Chief Executive Officer, Co-Founder and Director	The Axle Workout Inc., CEO and Co-Founder, 2016 - Present Responsible for general CEO duties and strategy New York Athletic Club, Head Athletic Trainer, 2009 - 2016 Responsible for • Creating strength and conditioning programming for professional/Olympic athletes across basketball, fencing, boxing and wrestling • Creating strength and conditioning programming for club sport teams • Facilitating special events for visiting sports organizations • Co-managing patients at Hospital for Special Surgery for injured athletes and regular populations	University of Virginia, B.A, Health and Fitness, Business and Theater, 2007
Bill Colbert	Chief Revenue Officer	The Axle Workout Inc., CRO, 2020 - Present Responsible for all sales and marketing initiatives Treetop Growth Strategy, Founder, 2016 - Present Responsible for managing all company operations and new business development	Indiana University, B.S, Marketing, 2014
Anuj Patel	Chief Operating Officer, Co-Founder and Director	The Axle Workout Inc., COO and Co-Founder, 2016 - Present Responsible for managing Company operations Lighter Nutrition, Chief Executive Officer, 2020 - 2021 Responsible for executive management, recruiting, sales and revenue growth	Duke University, M.B.A, Finance, 2012; Boston University, B.S, Economics and Finance, 2006

Biographical Information

<u>Andrew Page</u>: Andrew is the Chief Executive Officer and Co-Founder of the Company. He has over 12 years of strength training, group fitness and athletic training experience. Andrew was the head athletic trainer at the New York Athletic Club and is a consultant to the NBA and international Olympic teams. Andrew has received certification from the Exos Performance Institute and has a B.A. from the University of Virginia.

<u>Bill Colbert</u>: Bill is the Chief Revenue Officer of the Company. He has 15 years of experience in marketing and building revenue for startups in the health and wellness industry. Bill was the former CMO at Factor Meals and gymGO. Bill holds a B.S. in Marketing from Indiana University.

<u>Anuj Patel</u>: Anuj is the Chief Operating Officer and Co-Founder of the Company. He has 12 years of experience in the health and wellness industry. Anuj was a Director at PatientsLikeMe and a former digital health venture lead at IMS Health. Anuj has an MBA from Duke University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 1,500,000 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 5,999,998 shares of Common Stock will be issued and outstanding. Additionally, the Company has 967,740 options to purchase Common Stock issued and outstanding and an additional 532,260 options available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,999,998
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	83.94%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$52,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,830,050 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.58%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.95%

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	967,740*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.54%

*The Company has agreed to issue additional options for up to 431,725 shares of Common Stock (based on the current valuation in this Offering) to certain influencers and advisors of the Company. A portion of these awards are conditioned upon the achievement of specified milestones. As the award agreements have not been entered into as of the date of this Form C, such options are not listed as outstanding at this time.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Business Credit Line
Creditor	TD Bank
Amount Outstanding	$79,977
Interest Rate and Amortization Schedule	Prime plus 2.75%
Description of Collateral	Secured
Maturity Date	January 9, 2024

Type	SBA EIDL Loan
Amount Outstanding	$287,900*
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $1,417 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	Secured
Other Material Terms	Guaranteed by the Company's CEO
Maturity Date	June 30, 2050

*On June 30, 2020, the Company received an original SBA EIDL loan in the amount of $52,500. On September 28, 2021, the SBA notified the Company of approval to amend the total SBA EIDL Loan amount to $287,900 (a $235,400 increase), which was subsequently funded.

Type	Unsecured Loan from Family Member of Related Party
Principal Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	3%
Description of Collateral	Unsecured
Maturity Date	March 31, 2022

Type	Unsecured Loan from CEO Andrew Page
Amount Outstanding	$203,759
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	December 31, 2024

Type	Unsecured Loan from COO Anuj Patel
Amount Outstanding	$22,810*
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	December 31, 2024

*During 2021, this loan was increased from $7,000.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Andrew Page	4,629,180 shares of Common Stock	77.15%
Anuj Patel	1,370,818 shares of Common Stock	22.85%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

The Axle Workout Inc. (the "**Company**") was incorporated on November 21, 2016 under the laws of the State of Delaware and is headquartered in New York, NY.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of November 30, 2021, the Company had an aggregate of $93,632 in cash and cash equivalents, leaving the Company with approximately 7 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This Amendment is filed to replace the existing Exhibit A with updated reviewed financials.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$152,000	2	Research & Development, Staffing and General Working Capital	April 8, 2020; October 14, 2020	Section 4(a)(2)
Option to Purchase Common Stock	$0	967,740	N/A	June 21, 2021	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) In April 2019 and April 2020, respectively, Andrew Page, the Company's CEO and Co-Founder, provided unsecured loans to the Company having an aggregate outstanding balance of $203,759. A promissory note was executed for these loans which provides for payment of a 0% interest rate and which matures on December 31, 2024.

(b) The father of Andrew Page, the Company's CEO and Founder, provided an unsecured loan to the Company in April 2020 in the amount of $100,000. Such loan bears a 3% interest rate and has a maturity date of March 31, 2022.

(c) Anuj Patel, the Company's COO and Co-Founder, provided unsecured loans to the Company which have an aggregate outstanding balance of $22,810. The loan amount increased in April 2021 from $7,000 that was previously loaned in April 2020. A promissory note was executed for these loans which provides for payment of a 0% interest rate and which matures on December 31, 2024.

See the section titled "*Outstanding Debt*" for more information regarding these loans.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 28, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise an additional $1,000,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $1,000,000 in SAFEs (Simple Agreement for Future Equity) to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering. The terms of the SAFEs in the Concurrent Offering will be different than the terms of the Crowd SAFE in this Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, and the maximum amount that an Investor may invest in the Offering is $107,000, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $11,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $11,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an

as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Page	
(Signature)	
Andrew Page	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Page

(Signature)

Andrew Page

(Name)

Director

(Title)

December 14, 2021

(Date)

/s/Anuj Patel

(Signature)

Anuj Patel

(Name)

Director

(Title)

December 14, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



The Axle Workout, Inc. (the "Company")
A Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Axle Workout, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 19, 2021

Vincenzo Mongio

The Axle Workout, Inc.
Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	41,409	21,343
Accounts Receivable	6,310	-
Inventory	162,745	-
Total Current Assets	210,464	21,343
Non-current Assets		
Development of Software Application	61,350	56,850
Accumulated Amortization	(38,195)	(26,375)
Property, Plant and Equipment	55,390	54,020
Accumulated Depreciation	(23,049)	(17,708)
Intangible Assets: Trademark	488,713	306,405
Accumulated Depreciation	(184,810)	(105,298)
Total Non-Current Assets	359,399	267,894
TOTAL ASSETS	569,863	289,237
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Card Payable	33,830	-
Accrued Taxes	-	172
Line of Credit	79,046	79,046
Total Current Liabilities	112,876	79,218
Long-term Liabilities		
Related Party Loans from Shareholders	310,759	157,567
SAFE Loans	152,000	-
SBA - EIDL Loan Payable	52,500	-
Total Long-Term Liabilities	515,259	157,567
TOTAL LIABILITIES	628,135	236,785
EQUITY		
Common Stock, $0.0001 par value, 10,000,000 shares authorized, 5,999,998 issued and outstanding as of December 31, 2020 and 2019	697	697
Accumulated Deficit	(58,969)	51,755
Total Equity	(58,272)	52,452
TOTAL LIABILITIES AND EQUITY	569,863	289,237

The Axle Workout, Inc.
Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	680,196	262,723
Cost of Sales	355,530	117,797
Gross Profit	324,666	144,926
Operating Expenses		
Sales and Marketing	166,475	34,523
Postage and Shipping	105,930	-
Software and Webhosting	21,110	-
Insurance Expense	-	13,958
Meals and Entertainment	750	12,872
General and Administrative	38,143	38,676
Depreciation	5,341	5,180
Amortization	91,332	66,430
Total Operating Expenses	429,081	171,639
Operating Income (loss)	(104,415)	(26,713)
Other Income		
Grants	2,000	-
Other	200	
Total Other Income	2,200	-
Other Expense		
Interest Expense	8,032	10,195
Other	477	401
Total Other Expense	8,509	10,596
Net Income (loss)	(110,724)	(37,309)

The Axle Workout, Inc.

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(110,724)	(37,309)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation & Amortization	96,673	71,610
(Increase)/Decrease in other Assets	(6,310)	22,402
(Increase)/Decrease in Inventory	(162,745)	-
Increase/(Decrease) in other Liabilities	33,658	16,926
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(38,724)	110,938
Net Cash provided by (used in) Operating Activities	(149,448)	73,629
INVESTING ACTIVITIES		
Equipment	(1,370)	-
Development of Software	(186,808)	(62,209)
Net Cash provided by (used by) Investing Activities	(188,178)	(62,209)
FINANCING ACTIVITIES		
Issuance of Class AAA Shares		
Proceeds from Issuance of Related Party Note Payable	357,692	-
Proceeds from Loan Payable	-	600
Net Cash provided by (used in) Financing Activities	357,692	600
Cash at the beginning of period	21,343	9,323
Net Cash increase (decrease) for period	20,066	12,020
Cash at end of period	41,409	21,343

The Axle Workout, Inc.
Statement of Changes in Shareholder Equity

	Common Stock		Prior Period Adjustment	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/19	5,999,998	$ 697	89,064		$ 89,761
Issuance of Common Stock			-	-	
Net Income (Loss)	-	-	-	(37,309)	(37,309)
Ending Balance 12/31/2019	5,999,998	697	89,064	(37,309)	52,452
Issuance of Common Stock	-	-	-	-	-
Net Income (Loss)	-	-	-	(110,724)	(110,724)
Ending Balance 12/31/2020	5,999,998	697	89,064	(148,033)	(58,272)

The Axle Workout, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Axle Workout, Inc.(which may be referred to as the "Company", "we," "us," or "our") was formed on November 21, 2016, as a Delaware corporation. Registered in New York state on November 23, 2016. Company brings affordable strength training to people everywhere. Making the equipment affordable, accessible and adaptable. The Company takes barbell and resistance training to the next level. The Company combines a one-of-a-kind rolling barbell with live and on-demand classes taught by expert instructors for a world class fitness experience from anywhere.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Customer Concentration

The Company has a customer concentration of 50% or revenue among three different customers in 2020. The Company does not foresee this being the case in future years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue through their platform, which delivers unique and affordable strength training to customers everywhere.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Continued)

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Intangible Personal Property

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the Plain Sight App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired Plain Sight App. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the Plain Sight App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Company had outstanding loans payable to family members of shareholders in the amount of $100,000. The loan bears interest at an annual rate of 3.00% and will be paid over a period subject to available cash flow maturing in 2022.

During the year ended December 31st, 2020, the Company had outstanding loans payable from shareholders in the amount of $203,759. The loan bears no interest and will be paid over a period subject to available cash flow maturing in 2024.

During the year ended December 31, 2020, the Company had outstanding loans payable from a shareholder Company in the amount of $7,000. The loan bears no interest and is subject to available cash flow maturing in 2024.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Line of Credit – On January 9, 2017, the Company obtained a line of credit from a bank with a limit of $80k As of December 31, 2020 and 2019, the balance of the Note is $79,046. The Note matures January 9, 2024, bears interest at the rate of 2.750% above the Wall Street Journal Prime Index per annum. Initially the annual percentage rate was 6.50%. All inventory and equipment is pledged as collateral on the loan.

SBA – EIDL Loan - On June 30, 2020, the Company was approved by the U.S. Small Business Administration (SBA) for an Economic Injury Disaster Loan (EIDL) in the amount of $52,500. The EIDL loan is a thirty-year loan which bear interest at an annual interest rates of 3.750% and commencing July 1, 2021, is payable at the rate of $256 per month. The Company CEO is jointly and severally liable for the SBA Disaster loan.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties in the amount of $152,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company upon future valuation or liquidity event before the maturity date, with specified valuation caps ranging from $5,000,000 to $12,830,050 and a discount of 20%.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	7,987
2022	101,024
2023	1,063
2024	204,863
2025	1,146
Thereafter	47,176

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 5,999,998 shares were issued and outstanding as of 2019 and 2020.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in the Restated Certificate. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The number of authorized shar1es of Common Stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding share of capital stock of the Company entitled to vote. There is no cumulative voting. The organizers and founders have been issued 5,999,998 shares of common stock in the amount of $600.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 19, 2021, the date these financial statements were available to be issued.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive fees and commissions.

The Company is attempting to raise capital via a $287,900 increase of the EIDL loan currently on the balance sheet.

The Company increased borrowings from a related party of approximately $16,000 with no interest and is subject to available cash flow, maturing in 2024.

On June 21, 2021 the Company adopted a stock plan which authorized 1.5 million shares of common stock to be available for issuance thereafter.

The Company issued options totalling 967,740 shares of common stock on June 21, 2021.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	The Axle Workout
Logo	
Headline	Improve life expectancy with better body composition
Slides	
Tags	Hardware, B2C, Fitness, $500K+ revenue, Coming soon, Startups, Consumer Goods
Pitch text	

Summary

- $1.5M+ Lifetime Revenue as of Nov 2021
- 2,000%+ growth QoQ from Q1 2019 to Q1 2021
- $680K+ revenue in 2020, growing from $263K in 2019
- Used in over 200 branded health clubs such as the YMCA, UFC , Crunch and mo
- $2,400 forecasted LTV
- "Smart" Barbell in development (see below)

Problem



Life expectancy is dropping in the world's richest country

Obesity is a primary contributor to early mortality, and costs $210B every year in the US.

- Obesity is associated with number of co-morbid diseases
  and conditions that require treatment. Rising rates of

obesity have resulted in significant increases in direct
medical spending for obese and overweight individuals.

- Only 12% of Americans are metabolically healthy, because of lack of strength training/muscle mass **and** diets high in carbs/sugar.
- Muscle mass is inversely associated with all-cause mortality.
- Strong evidence indicates that muscle maintains its plasticity and capacity to hypertrophy, even into the 10th decade of life.
- Muscle tissue stores and expends glycogen (sugar, carbohydrates).
- Muscle mass has proven to be a strong predictor of health outcomes in cancer patients.

Solution

Help people live longer and better with improved body composition

Fact: body composition is the best predictor of your health

Body composition is the analysis that describes the amount of fat mass in relation to muscle mass.

- Strength training combats obesity and improves life expectancy.
- Studies show that if you're in the upper 33% of your age category for strength, you live 10 years longer.
- Strength training is the best method to improve body composition, which is correlated to a lower risk of chronic disease such as:

    - Cardiovascular Disease

    - Obesity

    - Metabolic Disease (e.g., Type II Diabetes)

    - Orthopedic Injuries driven by excess body weight



Product

Proprietary training tool with proven market fit

and a second-generation Smart Barbell coming soon

The Axle barbell is a lightweight, collapsible, Olympic barbell. We make home workouts easy, providing a full gym in one tool. From as little as 5lb to start to load up to 150lb, this is a tool for the whole family.



The Axle Barbell is a proprietary lightweight, rolling, and packable product of its kind available on the mass market, with patents pending in the U.S. and 80+ countries.

The Live and On-demand Training App allows our community to engage with real instructors in real-time to help them achieve their body transformation goals.

- Live classes, up to 3 times per day, 6 days per week
- On-demand, sport-specific workouts
- Bodyweight-only workouts
- Nutrition coaching and community support





Learn it

Learn, customize and create programming with the Axle Workout App

Lift it

The Olympic barbell that everyone can lift starts at just 11lbs.





Add Resistance Band

Custom design allows for loading strength bands

Add Olympic Plates

Add an additional 130lbs of any Olympic plate to suit your level.





Roll it

The only barbell designed to roll with your hands and your feet

Collapse, Transport and Store

The first and only collapsible, portable barbell. Unlock the collars, slide off the wheels, one-push the middle pin, and go.

Developing a smarter barbell

A portion of the fundraising goes towards the development of the V2 "Smart" Barbell. This second-generation barbell can track segmental (each limb & torso) body muscle and body fat as well as how it changes over time with strength training.

A thermometer for body muscle and body fat gives a snapshot of current health.

These biometrics can help users better understand their health in the immediate and long term:

Total body compositionMeasuring weightIntracellular waterSkeletal muscle massExtracellular waterSegmental lean analysisDry lean massBMIBody fat massTrue body weight

The Axle Smart Barbell will allow community members to understand how their body is changing over time.

Users will know how much:

- Muscle they have limb by limb and torso

- Fat they have limb by limb and torso

- To train their bodies with customized exercises that allows them to change desired muscle/fat distribution

- To track their body's composition changes over time

Traction

Established direct sales, retail, and B2B channels

$1.5M+ lifetime revenue as of Nov 2021

- QoQ Growth -- Q1 2020 to Q1 2021: 2,194.12%

Sales growth:

- $263K in total sales in 2019
- $680K+ in total sales in 2020

Currently sold in:



Athletics organizations and athletes

We are an NFL-associated organization and have partnered with the NFL Players Association. We have an extensive list of ambassadors and/or affiliated athletes across the NFL, MLB, UFC, NBA, International Olympic Teams, and more.




Athletes include:

Lindsey Vonn, Joakim Noah (Retired NBA All-Star), Rudy Gobert (Utah Jazz), Joe Harris (Brooklyn Nets), Joe Burrow (Cincinnati Bengals), Donta Hightower (New England Patriots), CeeDee Lamb (Dallas Cowboys).

Axle barbells are currently used in:



"The Axle Workout will be the next big thing." - Crunch Fitness

<u>Net Promoter Score: 71</u>

Company timeline



Axle featured on Live with Kelly
Axle group fitness class debuts
Group fitness classes begin at Clay Health Club
Expansion to Middle East: Kuwait City & Dubai add Axle
2015
2016
2017
First Axle Prototype created
Axle training certification added
Crunch Gym begins Axle group fitness classes in NYC
Expansion to Puerto Rico with LIV fitness
National expansion with Power Systems
Crunch expands Axle to all US corporate locations
Expansion to China with VMSfit
Axle GT Small Group Training launches
2018
2019
2020
Featured fitness demo & product at IHRSA
First Global Master Trainer Summit with 10+ countries
Expansion to Mexico with KCG
Sales begin on Amazon and release of Axle app for trainers
Axle Live launches

Customers

Pro athletes, supermodels, & Oscar winners are among our users

The Axle Workout has seen massive reception from women aged 25–54. Axle customers include those who are new to strength training, CrossFitters who want a barbell for home use, avid runners, youth or pro athletes and even active seniors aged 55 and above.

New to Strength Training

Barbell fitness is a great way to combat a desk-bound lifestyle. It's also complimentary to Pilates, Yoga and traditional bodyweight or light dumbbell group exercise.

Active Seniors 55+

Active seniors value mobility and strength as they age. Axle Mobility on Axle Live is a perfect compliment to this lifestyle need.

Avid Runners

Axle's unique ability to activate the Biceps Femoris gives runners a major cross-training boost.

Crossfitters

Crossfitters love barbell work and Axle brings several beloved movements home. When you don't have a full Rogue Rig, this barbell brings push press, squat cleans, and core work home.

Youth Athletes

Axle's light weight enables youth athletes to start strength training with a focus on form, first.

Pro Athletes

Axle has no shortage of professional athletes who rely on Axle to get them to "available" to go in the game.

People with chronic conditions

As we go forward, we endeavor to help those who suffer from chronic health conditions.

Business Model

Hardware sales plus connected fitness software subscription

In 2020, The Axle Workout recorded:

- ~50% direct website sales
- ~50% retail sales

2021 introduces revenue model with monthly and annual membership options

Axle On-Demand
On-demand strength training for better health.
Unlimited Access to over 40 On-Demand Workouts, updated monthly.
2 Live, 2-way Interactive "Small Group" Training Sessions per month
$100 OFF Axle Bundle ($340 retail price) with annual membership.
$14.99 / month
On sale - Save 25% with annual membership
Join yearly
Most Popular
Axle Live
Go beyond on-demand with regular live training sessions, nutrition challenges and community access.
Unlimited Access to over 40 On-Demand Workouts (updated weekly)
8 Live, 2-way Interactive Training Sessions / month
4 Nutrition Challenges / year
FREE Axle Bundle ($340 Value) with annual plan.
$99.99 / month
On sale - Save 40% with annual membership.
Join yearly
Axle Live Premium
A premium fitness and nutrition experience delivered by world class experts.
Unlimited Access to over 40 On-Demand Workouts (updated weekly)
12 Live, 2-way Interactive Training Sessions / month
4 Nutrition Challenges / year
FREE Axle Bundle ($340 Value) with annual membership.
Unlimited Access to Axle Global Community on Discord
One (1), 15-min check-in call with a coach per month. (12 per year)
4 customized programming sessions for your body goals, per year. One per quarter.
One (1) 1-on-1 Nutrition Coaching session per month (12 per year)
$199.99 / month
On sale - Save 50% with annual membership
Join yearly

Market

The virtual fitness market is worth $6B+ and growing

The fitness equipment **market size was $6B+ in 2019** and is anticipated to **grow at a 33.1% CAGR between 2020 and 2027**. Weightlifting is becoming increasingly popular, with much of the growth being propelled by women entering the space. Our go-to-market plan is to expand distribution through eCommerce platforms and grow D2C market penetration.

The Telehealth market is even bigger

Telehealth had a market value of $38.7B in 2019 and is forecasted CAGR of 37.7% over the next six years, to $191B by 2025

"The global online virtual/fitness market size was valued at $6,046 million in 2019, and is projected to reach $59,231 by 2027."

Go-to-market strategy

Direct-to-Consumer
Via Facebook, Google, Commission Junction
Facebook
Instagram
Affiliate
by CONSERVANT
Expand investment into this proven channel.
Distribution
Currently working with:
Perform Better!
Amazon
Walmart
Sell higher-margin items through these proven channels while expanding sources.
Affiliate / Partner Resale
Gyms and influencers as resellers
Gold's Gym
Crunch
Workout Anytime
Gyms are looking for added ways to make money. Affiliate revenue partnerships are easy and low risk for the brand.
Corporate Wellness
Work-from-home wellness is growing
Amazon
Expedia
On-site wellness solutions have lost value as the shift to remote and hybrid work environments change.

Competition

Unmatched versatility meets serious affordability

- Price competitive with traditional connected fitness options
- Doesn't lock in to one room or wall of a home
- Can be used outdoors (aluminum does not rust)
- Delivers personalized coaching and live feedback

The Axle Workout
$395
Smart home fitness
$1,400+
Simple home fitness
$20+
PELOTON
TONAL
MIRROR
ECHELON
NordicTrack
FIGHT CAMP
AXLE
TRX
Suspension Training
BOSU
PERFORM BETTER!
Requires dedicated home space or wall mounting.
Limited, single use application, not a stand-alone concept and workout.

Vision

Help people better understand their bodies and extend their life expectancy

The Axle Workout wants to bring affordable strength training to consumers. We have designs for new, proprietary products with MOQ pricing from manufacturers. With proper funding, we can bring these products to life.

Expand subscription health & fitness coaching business

- Axle delivers strength and nutrition programming to global community, members subscribe on monthly basis.
- "Smart" Barbell serves as a basis for biometric tracking.
- Position Axle as the ideal employer-sponsored corporate wellness platform for at-home workforces.

Investors

Seeking $1M to fund growth

The Axle Workout is currently seeking to raise $1M to fund growth (paid marketing, B2B sales).

Founders

Founded by children of first-generation immigrants

Diversity and inclusion is at the core of Axle's creation, starting with the founding partners. The core team today is comprised of individuals who were born in 4 separate countries.



Andrew Page, CEO and Co-Founder

12 years of strength training, group fitness and athletic training. Head athletic trainer at the NY Athletic Club, and consultant to NBA and international Olympic teams. Certified from the Exos Performance Institute. BA from the University of Virginia.

Anuj Patel, COO and Co-Founder

12 years of experience in the health and wellness industry. Director at PatientsLikeMe, former digital health venture lead at IMS Health. MBA from Duke University.

Team

	Andrew Page	Founder	
	Bill Colbert	Sales and Growth Lead	
	Donna Cyrus	Strategic Advisor	
	Anuj Patel	Operations Lead	
	Dr. Stephanie Ortiz Page	Medical Advisor	Specialist in: Bariatric Medicine, Metabolic Medicine
	Gary Shambat	Hardware Technology Advisor	

Perks

$100	Own a part of The Axle Workout 10 "First class Free" Passes for Friends
$250	Own a part of The Axle Workout. 25 "First Class Free" Passes for Friends 25% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value)
$500	Own a Part of The Axle Workout 50 "First Class Free" Passes for Friends 35% OFF Discount on Axle Live 6-month Membership ($594 Value) FREE Axle Bundle ($379 Value)
$1,000	Own a part of Axle Workout 100 "First Class Free" Passes for Friends 50% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($340 Value) Free Access to Axle Community and Quarterly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page
$5,000	Own a part of Axle Workout 500 "First Class Free" Passes for Friends FREE 1 Year Axle Live Membership ($1,188 Value) 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype
$10,000	Own a part of Axle Workout 1,000 "First Class Free" Passes for Friends 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype Free Private Training with Axle Trainer
$25,000	Own a part of Axle Workout 2500 "First Class Free" Passes for Friends 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype Free Exclusive Session Axle Trainer Private Training 1-Monthly 1-on-1 30 min session with Andrew Page

FAQ

How much weight can go on the bar?	Up to 150 lbs of added plates.
Will any type of Olympic plates fit?	Yes. You can buy your own and add them separately.
Can anyone join the classes?	We do offer bodyweight-only classes for people just getting started.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

THE AXLE WORKOUT INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], The Axle Workout Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $11,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing**

Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section

1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of non-voting Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. Company Representations

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree,

regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the

economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and

provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)　　All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)　　The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)　　The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

THE AXLE WORKOUT INC.

By:
Name: Andrew Page
Title: Chief Executive Officer
Address: 17 Chittenden Aveneue, 5D, New York, NY 10033
Email: andrew@axleworkout.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between The Axle Workout Inc., a Delaware corporation (the "***Company***"), and [Investor Name] ("***Stockholder")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

    a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
    b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

My name is Andrew Page, Co-founder of The Axle Workout. I've been a sports performance coach in New York for the last 12 years training NBA Basketball Players.

We had the idea for The Axle when we were thinking about a functional Olympic style barbell that you can use for strength training anywhere. The Axle is a portable style Olympic barbell that combines the functionality of four different training tools, the first of which is a barbell. You can use it for lifting and strength training. The second is a core training tool similar to an ab wheel. The third is a balance trainer, and the fourth is a suspension trainer.

We started in 2017 as a single location group fitness studio and grew to 600 locations as well as a network of 10 global distributors. But then 2020 changed the fitness landscape entirely and we changed and pivoted our business to focus on consumers. We ended up 5x'ing our business and our revenues from 2019 to 2020.

Axle now has a live training studio, on-demand workouts, a complete exercise library and a community of like-minded people that are trying to improve their long-term health. We believe that a big focus on nutrition and strength training is the future for human performance.

We're excited to announce, coming in 2022, a second generation of our product. This is going to be a connected barbell that distinguishes itself in three key ways. Number one, it is going to be able to detect and understand user body composition. Number two, it will be able to detect heart rate and metabolic output of users and number three it will be able to detect movement of the bar through space.

We believe tracking body composition is one of the keys to understanding long-term health. Our second generation barbell will help people understand themselves from the inside out. And at Axle we are committed to building a community of people that believe strength is health.

EXHIBIT E

Testing the Waters Communications

 Republic

Company Name	The Axle Workout
Logo	
Headline	Improve life expectancy with better body composition
Slides	
Tags	Hardware, B2C, Fitness, $500K+ revenue, Coming soon, Startups, Consumer Goods

Pitch text

Summary

- $1.5M+ Lifetime Revenue as of Nov 2021
- 2,000%+ growth QoQ from Q1 2019 to Q1 2021
- $680K+ revenue in 2020, growing from $263K in 2019
- Used in over 200 branded health clubs such as the YMCA, UFC , Crunch and mo
- $2,400 forecasted LTV
- "Smart" Barbell in development (see below)

Problem

Life expectancy is dropping in the world's richest country

Obesity is a primary contributor to early mortality, and costs $210B every year in the US.

- Obesity is associated with number of co-morbid diseases
  and conditions that require treatment. Rising rates of

obesity have resulted in significant increases in direct
medical spending for obese and overweight individuals.

- Only 12% of Americans are metabolically healthy, because of lack of strength training/muscle mass **and** diets high in carbs/sugar.
- Muscle mass is inversely associated with all-cause mortality.
- Strong evidence indicates that muscle maintains its plasticity and capacity to hypertrophy, even into the 10th decade of life.
- Muscle tissue stores and expends glycogen (sugar, carbohydrates).
- Muscle mass has proven to be a strong predictor of health outcomes in cancer patients.

Solution

Help people live longer and better with improved body composition

Fact: body composition is the best predictor of your health

Body composition is the analysis that describes the amount of fat mass in relation to muscle mass.

- Strength training combats obesity and improves life expectancy.
- Studies show that if you're in the upper 33% of your age category for strength, you live 10 years longer.
- Strength training is the best method to improve body composition, which is correlated to a lower risk of chronic disease such as:

  - Cardiovascular Disease

  - Obesity

  - Metabolic Disease (e.g., Type II Diabetes)

  - Orthopedic Injuries driven by excess body weight



Product

Proprietary training tool with proven market fit

and a second-generation Smart Barbell coming soon

The Axle barbell is a lightweight, collapsible, Olympic barbell. We make home workouts easy, providing a full gym in one tool. From as little as 5lb to start to load up to 150lb, this is a tool for the whole family.



The Axle Barbell is a proprietary lightweight, rolling, and packable product of its kind available on the mass market, with patents pending in the U.S. and 80+ countries.

The Live and On-demand Training App allows our community to engage with real instructors in real-time to help them achieve their body transformation goals.

- Live classes, up to 3 times per day, 6 days per week
- On-demand, sport-specific workouts
- Bodyweight-only workouts
- Nutrition coaching and community support



Learn it

Learn, customize and create programming with the Axle Workout App



Lift it

The Olympic barbell that everyone can lift starts at just 11lbs.



Add Resistance Band

Custom design allows for loading strength bands



Add Olympic Plates

Add an additional 130lbs of any Olympic plate to suit your level.



Roll it

The only barbell designed to roll with your hands and your feet



Collapse, Transport and Store

The first and only collapsible, portable barbell. Unlock the collars, slide off the wheels, one-push the middle pin, and go.

Developing a smarter barbell

A portion of the fundraising goes towards the development of the V2 "Smart" Barbell. This second-generation barbell can track segmental (each limb & torso) body muscle and body fat as well as how it changes over time with strength training.

A thermometer for body muscle and body fat gives a snapshot of current health.

These biometrics can help users better understand their health in the immediate and long term:

Total body compositionMeasuring weightIntracellular waterSkeletal muscle massExtracellular waterSegmental lean analysisDry lean massBMIBody fat massTrue body weight

The Axle Smart Barbell will allow community members to understand how their body is changing over time.

Users will know how much:

- Muscle they have limb by limb and torso

- Fat they have limb by limb and torso

- To train their bodies with customized exercises that allows them to change desired muscle/fat distribution

- To track their body's composition changes over time

Traction

Established direct sales, retail, and B2B channels

$1.5M+ lifetime revenue as of Nov 2021

- QoQ Growth -- Q1 2020 to Q1 2021: 2,194.12%

Sales growth:

- $263K in total sales in 2019
- $680K+ in total sales in 2020

Currently sold in:



Athletics organizations and athletes

We are an NFL-associated organization and have partnered with the NFL Players Association. We have an extensive list of ambassadors and/or affiliated athletes across the NFL, MLB, UFC, NBA, International Olympic Teams, and more.




Athletes include:

Lindsey Vonn, Joakim Noah (Retired NBA All-Star), Rudy Gobert (Utah Jazz), Joe Harris (Brooklyn Nets), Joe Burrow (Cincinnati Bengals), Donta Hightower (New England Patriots), CeeDee Lamb (Dallas Cowboys).

Axle barbells are currently used in:



"The Axle Workout will be the next big thing." - Crunch Fitness

<u>Net Promoter Score: 71</u>

Company timeline



2015
2016
2017
Axle group fitness class debuts
Group fitness classes begin at Clay Health Club
Axle featured on Live with Kelly
Expansion to Middle East: Kuwait City & Dubai add Axle
First Axle Prototype created
Axle training certification added
Crunch Gym begins Axle group fitness classes in NYC
Expansion to Puerto Rico with LIV fitness
National expansion with Power Systems

2018
2019
2020
Crunch expands Axle to all US corporate locations
Expansion to China with VMSfit
Axle GT Small Group Training launches
Featured fitness demo & product at IHRSA
First Global Master Trainer Summit with 10+ countries
Expansion to Mexico with KCG
Sales begin on Amazon and release of Axle app for trainers
Axle Live launches

Customers

Pro athletes, supermodels, & Oscar winners are among our users

The Axle Workout has seen massive reception from women aged 25–54. Axle customers include those who are new to strength training, CrossFitters who want a barbell for home use, avid runners, youth or pro athletes and even active seniors aged 55 and above.

New to Strength Training

Barbell fitness is a great way to combat a desk-bound lifestyle. It's also complimentary to Pilates, Yoga and traditional bodyweight or light dumbbell group exercise.

Active Seniors 55+

Active seniors value mobility and strength as they age. Axle Mobility on Axle Live is a perfect compliment to this lifestyle need.

Avid Runners

Axle's unique ability to activate the Biceps Femoris gives runners a major cross-training boost.

Crossfitters

Crossfitters love barbell work and Axle brings several beloved movements home. When you don't have a full Rogue Rig, this barbell brings push press, squat cleans, and core work home.

Youth Athletes

Axle's light weight enables youth athletes to start strength training with a focus on form, first.

Pro Athletes

Axle has no shortage of professional athletes who rely on Axle to get them to "available" to go in the game.

People with chronic conditions

As we go forward, we endeavor to help those who suffer from chronic health conditions.

Business Model

Hardware sales plus connected fitness software subscription

In 2020, The Axle Workout recorded:

- ~50% direct website sales
- ~50% retail sales

2021 introduces revenue model with monthly and annual membership options

Axle On-Demand	Axle Live (Most Popular)	Axle Live Premium
On-demand strength training for better health.	Go beyond on-demand with regular live training sessions, nutrition challenges and community access.	A premium fitness and nutrition experience delivered by world class experts.
Unlimited Access to over 40 On-Demand Workouts, updated monthly.	**Unlimited Access** to over 40 On-Demand Workouts (updated weekly)	**Unlimited Access** to over 40 On-Demand Workouts (updated weekly)
2 Live, 2-way Interactive "Small Group" Training Sessions per month	**8 Live,** 2-way Interactive Training Sessions / month	**12 Live,** 2-way Interactive Training Sessions / month
$100 OFF Axle Bundle ($340 retail price) with annual membership.	**4** Nutrition Challenges / year	**4** Nutrition Challenges / year
	FREE Axle Bundle ($340 Value) with annual plan.	**FREE Axle Bundle** ($340 Value) with annual membership.
		Unlimited Access to Axle Global Community on Discord
		One (1), 15-min check-in call with a coach per month. (12 per year)
		4 customized programming sessions for your body goals, per year. One per quarter.
		One (1) 1-on-1 Nutrition Coaching session per month (12 per year)
$14.99 / month	$99.99 / month	$199.99 / month
On sale - Save 25% with annual membership	On sale - Save 40% with annual membership.	On sale - Save 50% with annual membership
Join yearly	Join yearly	Join yearly

Market

The virtual fitness market is worth $6B+ and growing

The fitness equipment **market size was $6B+ in 2019** and is anticipated to **grow at a 33.1% CAGR between 2020 and 2027**. Weightlifting is becoming increasingly popular, with much of the growth being propelled by women entering the space. Our go-to-market plan is to expand distribution through eCommerce platforms and grow D2C market penetration.

The Telehealth market is even bigger

Telehealth had a market value of $38.7B in 2019 and is forecasted CAGR of 37.7% over the next six years, to $191B by 2025

"The global online virtual/fitness market size was valued at $6,046 million in 2019, and is projected to reach $59,231 by 2027."

Go-to-market strategy

Direct-to-Consumer
Via Facebook, Google, Commission Junction
Facebook
Instagram
Affiliate by CONSERVANT
Expand investment into this proven channel.
Distribution
Currently working with:
Perform Better!
Amazon
Walmart
Sell higher-margin items through these proven channels while expanding sources.
Affiliate / Partner Resale
Gyms and influencers as resellers
Gold's Gym
Crunch
Workout Anytime
Gyms are looking for added ways to make money. Affiliate revenue partnerships are easy and low risk for the brand.
Corporate Wellness
Work-from-home wellness is growing
Amazon
Expedia
On-site wellness solutions have lost value as the shift to remote and hybrid work environments change.

Competition

Unmatched versatility meets serious affordability

- Price competitive with traditional connected fitness options
- Doesn't lock in to one room or wall of a home
- Can be used outdoors (aluminum does not rust)
- Delivers personalized coaching and live feedback

The Axle Workout
$395
Smart home fitness
$1,400+
Simple home fitness
$20+
PELOTON
TONAL
MIRROR
ECHELON
NordicTrack
FIGHT CAMP
AXLE
TRX
Suspension Training
BOSU
PERFORM BETTER!
Requires dedicated home space or wall mounting.
Limited, single use application, not a stand-alone concept and workout.

Vision

Help people better understand their bodies and extend their life expectancy

The Axle Workout wants to bring affordable strength training to consumers. We have designs for new, proprietary products with MOQ pricing from manufacturers. With proper funding, we can bring these products to life.

Expand subscription health & fitness coaching business

- Axle delivers strength and nutrition programming to global community, members subscribe on monthly basis.
- "Smart" Barbell serves as a basis for biometric tracking.
- Position Axle as the ideal employer-sponsored corporate wellness platform for at-home workforces.

Investors

Seeking $1M to fund growth

The Axle Workout is currently seeking to raise $1M to fund growth (paid marketing, B2B sales).

Founders

Founded by children of first-generation immigrants

Diversity and inclusion is at the core of Axle's creation, starting with the founding partners. The core team today is comprised of individuals who were born in 4 separate countries.



Andrew Page, CEO and Co-Founder

12 years of strength training, group fitness and athletic training. Head athletic trainer at the NY Athletic Club, and consultant to NBA and international Olympic teams. Certified from the Exos Performance Institute. BA from the University of Virginia.

Anuj Patel, COO and Co-Founder

12 years of experience in the health and wellness industry. Director at PatientsLikeMe, former digital health venture lead at IMS Health. MBA from Duke University.

Team

	Andrew Page	Founder	
	Bill Colbert	Sales and Growth Lead	
	Donna Cyrus	Strategic Advisor	
	Anuj Patel	Operations Lead	
	Dr. Stephanie Ortiz Page	Medical Advisor	Specialist in: Bariatric Medicine, Metabolic Medicine

Perks

$100	Own a part of The Axle Workout 10 "First class Free" Passes for Friends
$250	Own a part of The Axle Workout. 25 "First Class Free" Passes for Friends 25% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value)
$500	Own a Part of The Axle Workout 50 "First Class Free" Passes for Friends 35% OFF Discount on Axle Live 6-month Membership ($594 Value) FREE Axle Bundle ($379 Value)
$1,000	Own a part of Axle Workout 100 "First Class Free" Passes for Friends 50% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($340 Value) Free Access to Axle Community and Quarterly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page
$5,000	Own a part of Axle Workout 500 "First Class Free" Passes for Friends FREE 1 Year Axle Live Membership ($1,188 Value) 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype
$10,000	Own a part of Axle Workout 1,000 "First Class Free" Passes for Friends 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype Free Private Training with Axle Trainer
$25,000	Own a part of Axle Workout 2500 "First Class Free" Passes for Friends 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype Free Exclusive Session Axle Trainer Private Training 1-Monthly 1-on-1 30 min session with Andrew Page

FAQ

How much weight can go on the bar?	Up to 150 lbs of added plates.
Will any type of Olympic plates fit?	Yes. You can buy your own and add them separately.
Can anyone join the classes?	We do offer bodyweight-only classes for people just getting started.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.





Company Name	The Axle Workout

Logo	

Headline	Improve life expectancy with better body composition

Slides	

Tags	Hardware, B2C, Fitness, $500K+ revenue, Coming soon, Startups, Consumer Goods

Pitch text	

Summary

- $1.5M+ Lifetime Revenue as of Nov 2021
- 2,000%+ growth QoQ from Q1 2019 to Q1 2021
- $680K+ revenue in 2020, growing from $263K in 2019
- Used in over 200 branded health clubs such as the YMCA, UFC , Crunch and mo
- $2,400 forecasted LTV
- "Smart" Barbell in development (see below)

Problem



Life expectancy is dropping in the world's richest country

Obesity is a primary contributor to early mortality, and costs $210B every year in the US.

- Obesity is associated with number of co-morbid diseases and conditions that require treatment. Rising rates of

obesity have resulted in significant increases in direct
medical spending for obese and overweight individuals.

- Only 12% of Americans are metabolically healthy, because of lack of strength training/muscle mass **and** diets high in carbs/sugar.
- Muscle mass is inversely associated with all-cause mortality.
- Strong evidence indicates that muscle maintains its plasticity and capacity to hypertrophy, even into the 10th decade of life.
- Muscle tissue stores and expends glycogen (sugar, carbohydrates).
- Muscle mass has proven to be a strong predictor of health outcomes in cancer patients.

Solution

Help people live longer and better with improved body composition

Fact: body composition is the best predictor of your health

Body composition is the analysis that describes the amount of fat mass in relation to muscle mass.

- Strength training combats obesity and improves life expectancy.
- Studies show that if you're in the upper 33% of your age category for strength, you live 10 years longer.
- Strength training is the best method to improve body composition, which is correlated to a lower risk of chronic disease such as:

  - Cardiovascular Disease

  - Obesity

  - Metabolic Disease (e.g., Type II Diabetes)

  - Orthopedic Injuries driven by excess body weight



Product

Proprietary training tool with proven market fit

and a second-generation Smart Barbell coming soon

The Axle barbell is a lightweight, collapsible, Olympic barbell. We make home workouts easy, providing a full gym in one tool. From as little as 5lb to start to load up to 150lb, this is a tool for the whole family.



The Axle Barbell is a proprietary lightweight, rolling, and packable product of its kind available on the mass market, with patents pending in the U.S. and 80+ countries.

The Live and On-demand Training App allows our community to engage with real instructors in real-time to help them achieve their body transformation goals.

- Live classes, up to 3 times per day, 6 days per week
- On-demand, sport-specific workouts
- Bodyweight-only workouts
- Nutrition coaching and community support





Learn it

Learn, customize and create programming with
the Axle Workout App

Lift it

The Olympic barbell that everyone can lift
starts at just 11lbs.





Add Resistance Band

Custom design allows for loading strength
bands

Add Olympic Plates

Add an additional 130lbs of any Olympic plate
to suit your level.





Roll it

The only barbell designed to roll with your
hands and your feet

Collapse, Transport and Store

The first and only collapsible, portable barbell.
Unlock the collars, slide off the wheels, one-
push the middle pin, and go.

Developing a smarter barbell

A portion of the fundraising goes towards the development of the V2 "Smart" Barbell. This second-generation barbell can track
segmental (each limb & torso) body muscle and body fat as well as how it changes over time with strength training.

A thermometer for body muscle and body fat gives a snapshot of current health.

These biometrics can help users better understand their health in the immediate and long term:

Total body compositionMeasuring weightIntracellular waterSkeletal muscle massExtracellular waterSegmental lean analysisDry lean
massBMIBody fat massTrue body weight

The Axle Smart Barbell will allow community members to understand how their body is changing over time.

Users will know how much:

- Muscle they have limb by limb and torso

- Fat they have limb by limb and torso

- To train their bodies with customized exercises that allows them to change desired muscle/fat distribution

- To track their body's composition changes over time

Traction

Established direct sales, retail, and B2B channels

$1.5M+ lifetime revenue as of Nov 2021

- QoQ Growth -- Q1 2020 to Q1 2021: 2,194.12%

Sales growth:

- $263K in total sales in 2019
- $680K+ in total sales in 2020

Currently sold in:



Athletics organizations and athletes

We are an NFL-associated organization and have partnered with the NFL Players Association. We have an extensive list of ambassadors and/or affiliated athletes across the NFL, MLB, UFC, NBA, International Olympic Teams, and more.




Athletes include:

Lindsey Vonn, Joakim Noah (Retired NBA All-Star), Rudy Gobert (Utah Jazz), Joe Harris (Brooklyn Nets), Joe Burrow (Cincinnati Bengals), Donta Hightower (New England Patriots), CeeDee Lamb (Dallas Cowboys).

Axle barbells are currently used in:



"The Axle Workout will be the next big thing." - Crunch Fitness

Net Promoter Score: 71

Company timeline


Axle featured on Live with Kelly
Axle group fitness class debuts
Group fitness classes begin at Clay Health Club
Expansion to Middle East: Kuwait City & Dubai add Axle
2015
2016
2017
First Axle Prototype created
Axle training certification added
Crunch Gym begins Axle group fitness classes in NYC
Expansion to Puerto Rico with LIV fitness
National expansion with Power Systems
Crunch expands Axle to all US corporate locations
Expansion to China with VMSfit
Axle GT Small Group Training launches
2018
2019
2020
Featured fitness demo & product at IHRSA
First Global Master Trainer Summit with 10+ countries
Expansion to Mexico with KCG
Sales begin on Amazon and release of Axle app for trainers
Axle Live launches

Customers

Pro athletes, supermodels, & Oscar winners are among our users

The Axle Workout has seen massive reception from women aged 25–54. Axle customers include those who are new to strength training, CrossFitters who want a barbell for home use, avid runners, youth or pro athletes and even active seniors aged 55 and above.

New to Strength Training

Barbell fitness is a great way to combat a desk-bound lifestyle. It's also complimentary to Pilates, Yoga and traditional bodyweight or light dumbbell group exercise.

Active Seniors 55+

Active seniors value mobility and strength as they age. Axle Mobility on Axle Live is a perfect compliment to this lifestyle need.

Avid Runners

Axle's unique ability to activate the Biceps Femoris gives runners a major cross-training boost.

Crossfitters

Crossfitters love barbell work and Axle brings several beloved movements home. When you don't have a full Rogue Rig, this barbell brings push press, squat cleans, and core work home.

Youth Athletes

Axle's light weight enables youth athletes to start strength training with a focus on form, first.

Pro Athletes

Axle has no shortage of professional athletes who rely on Axle to get them to "available" to go in the game.

People with chronic conditions

As we go forward, we endeavor to help those who suffer from chronic health conditions.

Business Model

Hardware sales plus connected fitness software subscription

In 2020, The Axle Workout recorded:

- ~50% direct website sales
- ~50% retail sales

2021 introduces revenue model
with monthly and annual membership options

Axle On-Demand
On-demand strength training for better health.
Unlimited Access to over 40 On-Demand Workouts, updated monthly.
2 Live, 2-way Interactive "Small Group" Training Sessions per month
$100 OFF Axle Bundle ($340 retail price) with annual membership.
$14.99 / month
On sale - Save 25% with annual membership
Join yearly
Most Popular
Axle Live
Go beyond on-demand with regular live training sessions, nutrition challenges and community access.
Unlimited Access to over 40 On-Demand Workouts (updated weekly)
8 Live, 2-way Interactive Training Sessions / month
4 Nutrition Challenges / year
FREE Axle Bundle ($340 Value) with annual plan.
$99.99 / month
On sale - Save 40% with annual membership.
Join yearly
Axle Live Premium
A premium fitness and nutrition experience delivered by world class experts.
Unlimited Access to over 40 On-Demand Workouts (updated weekly)
12 Live, 2-way Interactive Training Sessions / month
4 Nutrition Challenges / year
FREE Axle Bundle ($340 Value) with annual membership.
Unlimited Access to Axle Global Community on Discord
One (1), 15-min check-in call with a coach per month. (12 per year)
4 customized programming sessions for your body goals, per year. One per quarter.
One (1) 1-on-1 Nutrition Coaching session per month (12 per year)
$199.99 / month
On sale - Save 50% with annual membership
Join yearly

Market

The virtual fitness market is worth $6B+ and growing

The fitness equipment **market size was $6B+ in 2019** and is anticipated to **grow at a 33.1% CAGR between 2020 and 2027**. Weightlifting is becoming increasingly popular, with much of the growth being propelled by women entering the space. Our go-to-market plan is to expand distribution through eCommerce platforms and grow D2C market penetration.

The Telehealth market is even bigger

Telehealth had a market value of $38.7B in 2019 and is forecasted CAGR of 37.7% over the next six years, to $191B by 2025

"The global online virtual/fitness market size was valued at $6,046 million in 2019, and is projected to reach $59,231 by 2027."

Go-to-market strategy

Direct-to-Consumer
Via Facebook, Google, Commission Junction
Facebook
Instagram
Affiliate by CONSERVANT
Expand investment into this proven channel.
Distribution
Currently working with:
Perform Better!
Amazon
Walmart
Sell higher-margin items through these proven channels while expanding sources.
Affiliate / Partner Resale
Gyms and influencers as resellers
Gold's Gym
Crunch
Workout Anytime
Gyms are looking for added ways to make money. Affiliate revenue partnerships are easy and low risk for the brand.
Corporate Wellness
Work-from-home wellness is growing
Amazon
Expedia
On-site wellness solutions have lost value as the shift to remote and hybrid work environments change.

Competition

Unmatched versatility meets serious affordability

- Price competitive with traditional connected fitness options
- Doesn't lock in to one room or wall of a home
- Can be used outdoors (aluminum does not rust)
- Delivers personalized coaching and live feedback

The Axle Workout
$395
Smart home fitness
$1,400+
Simple home fitness
$20+
PELOTON
TONAL
MIRROR
ECHELON
NordicTrack
FIGHT CAMP
AXLE
TRX
Suspension Training
BOSU
PERFORM BETTER!
Requires dedicated home space or wall mounting.
Limited, single use application, not a stand-alone concept and workout.

Vision

Help people better understand their bodies and extend their life expectancy

The Axle Workout wants to bring affordable strength training to consumers. We have designs for new, proprietary products with MOQ pricing from manufacturers. With proper funding, we can bring these products to life.

Expand subscription health & fitness coaching business

- Axle delivers strength and nutrition programming to global community, members subscribe on monthly basis.
- "Smart" Barbell serves as a basis for biometric tracking.
- Position Axle as the ideal employer-sponsored corporate wellness platform for at-home workforces.

Investors

Seeking $1M to fund growth

The Axle Workout is currently seeking to raise $1M to fund growth (paid marketing, B2B sales).

Founders

Founded by children of first-generation immigrants

Diversity and inclusion is at the core of Axle's creation, starting with the founding partners. The core team today is comprised of individuals who were born in 4 separate countries.



Andrew Page, CEO and Co-Founder

12 years of strength training, group fitness and athletic training. Head athletic trainer at the NY Athletic Club, and consultant to NBA and international Olympic teams. Certified from the Exos Performance Institute. BA from the University of Virginia.

Anuj Patel, COO and Co-Founder

12 years of experience in the health and wellness industry. Director at PatientsLikeMe, former digital health venture lead at IMS Health. MBA from Duke University.

Team

	Andrew Page	Founder	
	Bill Colbert	Sales and Growth Lead	
	Donna Cyrus	Strategic Advisor	
	Anuj Patel	Operations Lead	
	Dr. Stephanie Ortiz Page	Medical Advisor	Specialist in: Bariatric Medicine, Metabolic Medicine
	Gary Shambat	Hardware Technology Advisor	

Perks

$100	Own a part of The Axle Workout 10 "First class Free" Passes for Friends
$250	Own a part of The Axle Workout. 25 "First Class Free" Passes for Friends 25% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value)
$500	Own a Part of The Axle Workout 50 "First Class Free" Passes for Friends 35% OFF Discount on Axle Live 6-month Membership ($594 Value) FREE Axle Bundle ($379 Value)
$1,000	Own a part of Axle Workout 100 "First Class Free" Passes for Friends 50% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($340 Value) Free Access to Axle Community and Quarterly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page
$5,000	Own a part of Axle Workout 500 "First Class Free" Passes for Friends FREE 1 Year Axle Live Membership ($1,188 Value) 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype
$10,000	Own a part of Axle Workout 1,000 "First Class Free" Passes for Friends 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype Free Private Training with Axle Trainer
$25,000	Own a part of Axle Workout 2500 "First Class Free" Passes for Friends 75% OFF Discount on Axle Live 6-Month Membership ($594 Value) FREE Axle Bundle ($379 Value) Free Access to Axle Community and Monthly Nutrition Challenge ($252 value) Access to private small group training with Axle Workout Co-Founder and CEO Andrew Page Free V2 "Smart Barbell" Prototype Free Exclusive Session Axle Trainer Private Training 1-Monthly 1-on-1 30 min session with Andrew Page

FAQ

How much weight can go on the bar?	Up to 150 lbs of added plates.
Will any type of Olympic plates fit?	Yes. You can buy your own and add them separately.
Can anyone join the classes?	We do offer bodyweight-only classes for people just getting started.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Hi {{ contact.firstname }},

I am reaching out because sometime over the last 18 years you have trained with me, been a friend to me or helped me improve what I do professionally. It might've been at UVA, at the New York Athletic Club, at the NBA Players Association, at various training summits with Crunch/UFC Gyms, or through my first entrepreneurial endeavor that I've been building, Axle.

Some time may have passed since we connected, so I thought I would reach out and share what I've been up to.

Since 2017 I've been building a health and fitness company, The Axle Workout. Our company is centered around a proprietary product, The Axle Barbell, that functions as an Olympic bar, an ab roller and a suspension trainer. We are much more than one product, with group strength programs in over 300 gyms nationwide, a network of 10 global distributors and over 500 certified instructors.

As of 2021 we are also a connected fitness community with over 2000 users of our app that features on-demand and live connected fitness. Our goal is to help people change their bodies through strength training for less than $500. If you trained with me in the past, I'm thrilled that today you can train with me and our instructors from anywhere.

Now for the important part, we have a tremendous opportunity ahead and I would love for you to join us.

You have the opportunity to become a part of the Axle Workout through our campaign on Republic. Axle was accepted by SEC-regulated crowdfunding platform Republic (has less than 5% acceptance rate), which includes a financial audit to GAAP accounting standards and a full legal review. In 2020 we grew revenue to $689,000 and have shown strong sales in 2021.

Our vision is to grow our live virtual training studio and build one of the first "smart" barbells* (see video on campaign page), capable of tracking total body composition, metabolic output and movement. This tool will evaluate where you're carrying muscle and fat, limb by limb, and deliver workouts that help you improve your body composition.

Our campaign on Republic allows anyone to reserve a spot and join us on this journey. You don't have to be an accredited investor to participate; reservations may be made for as little as $100. If you don't already have an Axle, this is the best way to get started training with our global community. Reserving a spot to invest will give you the opportunity to take advantage of perks that include a discount on live training and the V2 product (at select reservation levels).

You can make a reservation now on our campaign page. Our goal is to reach reservations of $25k and >100 investors before our launch in early December.

We hope you join us on this journey!

With Strength,
Andrew Page

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of

interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.
With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

*
https://appft.uspto.gov/netacgi/nph-Parser?Sect1=PTO2&Sect2=HITOFF&p=1&u=%2Fnetahtml%2FPTO%2Fsearch-bool.html&r=1&f=G&l=50&co1=AND&d=PG01&s1=15585685&OS=15585685&RS=15585685%20https://appft.uspto.gov/netacgi/nph-Parser?Sect1=PTO2&Sect2=HITOFF&p=1&u=%2Fnetahtml%2FPTO%2Fsearch-bool.html&r=1&f=G&l=50&co1=AND&d=PG01&s1=15585685&OS=15585685&RS=15585685

Hi {{ contact.firstname }},

Just following up on my previous note. We are excited to announce that our company's campaign on Republic will be going live this week! We encourage you to ask questions about investing with us, what perks you get with your investment and what we're building for the future.

We hope to have you join us.

I am reaching out because sometime over the last 18 years you have trained with me, been a friend to me or helped me improve what I do professionally. It might've been at UVA, at the New York Athletic Club, at the NBA Players Association, at various training summits with Crunch/UFC Gyms, or through my first entrepreneurial endeavor that I've been building, Axle.

Some time may have passed since we connected, so I thought I would reach out and share what I've been up to.

Since 2017 I've been building a health and fitness company, The Axle Workout. Our company is centered around a proprietary product, The Axle Barbell, that functions as an Olympic bar, an ab roller and a suspension trainer. We are much more than one product, with group strength programs in over 300 gyms nationwide, a network of 10 global distributors and over 500 certified instructors.

As of 2021 we are also a connected fitness community with over 2000 users of our app that features on-demand and live connected fitness. Our goal is to help people change their bodies through strength training for less than $500. If you trained with me in the past, I'm thrilled that today you can train with me and our instructors from anywhere.

Now for the important part, we have a tremendous opportunity ahead and I would love for you to join us.

You have the opportunity to become a part of The Axle Workout through our campaign on Republic. Axle was accepted by SEC-regulated crowdfunding platform Republic (has less than 5% acceptance rate), which includes a financial audit to GAAP accounting standards and a full legal review. In 2020 we grew revenue to $689,000 and have shown strong sales in 2021.

Our vision is to grow our live virtual training studio and build one of the first "smart" barbells* ([see video on campaign page](#)), capable of tracking total body composition, metabolic output and movement. This tool will evaluate where you're carrying muscle and fat, limb by limb, and deliver workouts that help you improve your body composition.

Our campaign on Republic allows anyone to reserve a spot and join us on this journey. You don't have to be an accredited investor to participate; reservations may be made for as little as $100. If you don't already have an Axle, this is the best way to get started training with our global community. Reserving a spot to invest will give you the opportunity to take advantage of perks that include a discount on live training and the V2 product (at select reservation levels).

You can [make a reservation now on our campaign page](#). Our goal is to reach reservations of $25k and >100 investors before our launch in early December.

We hope you join us on this journey!

With Strength,
Andrew Page

*
https://appft.uspto.gov/netacgi/nph-Parser?Sect1=PTO2&Sect2=HITOFF&p=1&u=%2Fnetahtml%2FPTO%2Fsearch-bool.html&r=1&f=G&l=50&co1=AND&d=PG01&s1=15585685&OS=15585685&RS=15585685%20https://appft.uspto.gov/netacgi/nph-Parser?Sect1=PTO2&Sect2=HITOFF&p=1&u=%2Fnetahtml%2FPTO%2Fsearch-bool.html&r=1&f=G&l=50&co1=AND&d=PG01&s1=15585685&OS=15585685&RS=15585685